Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

SMIC REPORTS UNAUDITED RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2014

•	Revenue was $485.9 million in 4Q14, compared to $521.6 million in 3Q14 and $491.8 million in 4Q13.

•	Gross profit was $109.3 million in 4Q14, compared to $134.9 million in 3Q14 and $92.9 million in 4Q13.

•	Gross margin was 22.5% in 4Q14, compared to 25.9% in 3Q14 and 18.9% in 4Q13.

•	Profit for the period attributable to SMIC was $28.4 million in 4Q14, compared to $47.5 million in 3Q14 and $14.7 million in 4Q13.

•	China-region revenue grew to 45.6% of overall revenue as the largest contributor by region to revenue in 4Q14.

Set out below is a copy of the full text of the press release by the Company on February 9, 2015, in relation to its unaudited results for the three months ended December 31, 2014.

All currency figures stated in this report are in US Dollars unless stated otherwise.

The consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”).

Shanghai, China –February 9, 2015. Semiconductor Manufacturing International Corporation (NYSE: SMI; SEHK: 981) (“SMIC” or the “Company”), one of the leading semiconductor foundries in the world, today announced its consolidated results of operations for the three months ended December 31, 2014.

First Quarter 2015 Guidance:

The following statements are forward looking statements which are based on current expectations and which involve risks and uncertainties, some of which are set forth under “Safe Harbor Statements” below.

•	Revenue is expected to increase by 2% to 5% quarter over quarter.

•	Gross margin is expected to range from 27% to 29%.

•	Non-GAAP operating expenses excluding the effect of employee bonus accrual, government funding and gain from the disposal of living quarters are expected to range from $123 million to $128 million.

Dr. Tzu-Yin Chiu, SMIC’s Chief Executive Officer and Executive Director, commented, “As a management team, our first target had been to bring SMIC into sustainable profitability, and we have accomplished that. In Q4 2014, we achieved our eleventh consecutive profitable quarter and maintained a healthy utilization of 93%. We continue to aim for sustained profit as we enter our next stage of growth. 2014 was marked with achievements in development of technology and operations in preparation for growth in 2015 and beyond. We made progress in 28nm development, differentiated technology development, the development of new fab operations, and various new partnerships to expand business and opportunities in China and internationally.

2014 was also marked by the formation of several new partnerships, which display SMIC’s leading role in the strengthening China semiconductor ecosystem.

Revenue from China has continued to be over 40% of our total revenue in the past 6 quarters and accounts for more than 45% of our total revenue in Q4 2014. As the largest and most advanced foundry in China, we are looking forward to benefiting from an overall growing IC ecosystem in China.

With a better than expected guidance for Q1 and encouraging feedback on 28nm, we continue to be optimistic about the future as we ramp up new 8-inch capacity in Shenzhen and 28nm capacity in both Shanghai and Beijing. We continue to have confidence in the China market, mobile products, smart consumer products, coming IoT(“Internet of Things”), and our strategy to capture growth opportunities in China. We stay committed to sustainable profitability and building value for all stakeholders.”

Conference Call / Webcast Announcement

Date: February 10, 2015
Time: 8:30 a.m. Shanghai time
Dial-in numbers and pass code:

China	+86 400-120-3170	(Pass code: SMIC)
Hong Kong	+852 3051-2792	(Pass code: SMIC)
Taiwan	+886 2-7743-8419	(Pass code: SMIC)
United States, New York	+1 845-507-1610	(Pass code: SMIC)

The call will be webcast live with audio at http://www.smics.com/eng/investors/ir—presentations.php or http://edge.media-server.com/m/p/hxjem4kf.

An archived version of the webcast, along with an electronic copy of this news release will be available on the SMIC website for a period of 12 months following the webcast.

About SMIC

Semiconductor Manufacturing International Corporation (“SMIC”; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab and a second majority owned 300mm fab under development for advance nodes in Beijing; and 200mm fabs in Tianjin and Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong.

For more information, please visit www.smics.com.

Safe Harbor Statements
(Under the Private Securities Litigation Reform Act of 1995)

This press release contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including statements under “First Quarter 2015 Guidance” and the statements regarding our target for sustained profit, our production capacity plans, industry growth and our strategy to capture growth opportunities brought by specific markets and products are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “target” and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with the global economic slowdown, orders or judgments from pending litigation, intensive intellectual property lawsuits in semiconductor industry and financial stability in end markets.

Investors should consider the information contained in SMIC’s filings with the U.S. Securities and Exchange Commission (SEC), including its annual report on 20-F filed with the SEC on April 14, 2014, especially the consolidated financial statements, and such other documents that SMIC may file with the SEC or The Hong Kong Stock Exchange Limited (“SEHK”) from time to time, including current reports on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on SMIC’s future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as may be required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

About Non-Generally Accepted Accounting Principles (“Non-GAAP”) Financial Measures

To supplement SMIC’s consolidated financial results presented in accordance with IFRS, SMIC uses in this press release non-GAAP operating expenses which consists of total operating expenses as adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. This earnings release also includes first quarter 2015 guidance for non-GAAP operating expenses. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS.

SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Company’s management regularly uses these non-GAAP financial measures to understand, manage and evaluate the Company’s business and make financial and operational decisions.

The accompanying table has more information and reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure. A reconciliation of non-GAAP guidance measures to corresponding GAAP measures is not available on a forward-looking basis.

Summary of Fourth Quarter 2014 Operating Results

Amounts in US$ thousands, except for EPS and operating data

	4Q14	3Q14	QoQ	4Q13	YoY
Revenue	485,893	521,646	-6.9%	491,797	-1.2%
Cost of sales	(376,554)	(386,704)	-2.6%	(398,858)	-5.6%

Gross profit	109,339	134,942	-19.0%	92,939	17.6%
Operating expenses	(107,691)	(94,122)	14.4%	(84,840)	26.9%

Profit from operations	1,648	40,820	-96.0%	8,099	-79.7%
Other income (expense), net	10,259	7,840	30.9%	7,756	32.3%

Profit before tax	11,907	48,660	-75.5%	15,855	-24.9%
Income tax benefit (expense)	(10,446)	18	—	(170)	6044.7%

Profit for the period	1,461	48,678	-97.0%	15,685	-90.7%
Other comprehensive income:
Exchange differences on translating foreign operations	309	1,320	-76.6%	333	-7.2%

Total comprehensive income for the period	1,770	49,998	-96.5%	16,018	-88.9%

Profit for the period attributable to:
Attributable to SMIC	28,387	47,520	-40.3%	14,681	93.4%
Non-controlling interests	(26,926)	1,158	—	1,004	—

Profit for the period	1,461	48,678	-97.0%	15,685	-90.7%
Gross margin	22.5%	25.9%	—	18.9%	—
Earnings per ordinary share(1) Basic	0.00	0.00		0.00
Diluted	0.00	0.00		0.00
Earnings per ADS(2) Basic	0.04	0.07		0.02
Diluted	0.04	0.07		0.02
Wafers shipped (in 8” equivalent wafers)	660,049	668,811	-1.3%	601,602	9.7%
Capacity utilization(3)	93.0%	91.9%	—	87.4%	—

Note:

(1)	Based on weighted average ordinary shares of 35,449 million (basic) and 36,701 million (diluted) in 4Q14, 34,846 million (basic) and 38,904 million (diluted) in 3Q14, and 32,102 million (basic) and 33,693 million (diluted) in 4Q13.

(2)	Each ADS represents 50 ordinary shares.

(3)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

•	Revenue decreased 6.9% QoQ from $521.6 million in 3Q14 to $485.9 million in 4Q14 mainly due to a one-time adjustment relating to the turnkey services.

•	Cost of sales decreased to $376.6 million in 4Q14, down 2.6% QoQ from $386.7 million in 3Q14.

•	Gross profit was $109.3 million in 4Q14, a decrease of 19.0% QoQ from $134.9 million in 3Q14.

•	Gross margin was 22.5% in 4Q14, down from 25.9% in 3Q14. The change was mainly due to a one-time adjustment relating to the turnkey services. Excluding the above adjustment, the gross margin in 4Q14 stayed relatively flat compared to 3Q14.

•	Operating expenses were $107.7 million in 4Q14, an increase of 14.4% QoQ from $94.1 million in 3Q14, mainly due to the reasons stated in Operating Expenses (Income) Analysis below.

•	The change in income tax benefit (expense) was mainly due to the payment of land value-added tax.

•	The change in non-controlling interests was mainly because Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”, the Company’s majority owned subsidiary in Beijing) shared part of SMIC group’s advance-technology R&D expenses in 4Q14.

Analysis of Revenue

Revenue Analysis
By Application	4Q14	3Q14	4Q13
Computer	2.5%	2.3%	1.9%
Communications	42.7%	44.6%	39.8%
Consumer	43.0%	44.3%	48.3%
Others	11.8%	8.8%	10.0%
By Service Type	4Q14	3Q14	4Q13

Wafers	95.2%	94.6%	93.2%
Mask making, testing, others	4.8%	5.4%	6.8%
By Customer Type	4Q14	3Q14	4Q13

Fabless semiconductor companies	85.6%	86.8%	86.7%
Integrated device manufacturers (IDM)	3.0%	3.3%	6.0%
System companies and others	11.4%	9.9%	7.3%
By Geography	4Q14	3Q14	4Q13

North America	41.8%	43.7%	48.3%
China(1)	45.6%	42.2%	40.0%
Eurasia(2)	12.6%	14.1%	11.7%
Wafer Revenue Analysis

By Technology	4Q14	3Q14	4Q13

40/45 nm	10.9%	10.4%	16.3%
55/65 nm	24.7%	24.3%	21.1%
90 nm	4.2%	3.5%	3.5%
0.13 µm	9.9%	11.5%	12.2%
0.15/0.18 µm	45.5%	45.7%	41.5%
0.25/0.35 µm	4.8%	4.6%	5.4%

Note:
(1) Including Hong Kong, but excluding Taiwan
(2) Excluding China

Capacity*

Fab / (Wafer Size)	4Q14	3Q14
Shanghai Mega Fab (8”)	96,000	96,000
Shanghai 12-inch Fab (12”)	31,500	31,500
Beijing Mega Fab (12”)	81,000	81,000
Tianjin Fab (8”)	39,000	39,000
Total monthly wafer fabrication capacity**	247,500	247,500

Note:
* Wafers per month at the end of the period in 8” equivalent wafers, calculated on a 30-day basis for comparison purposes
**Our 8-inch fab in Shenzhen has reached an installed capacity of 10,000 wafers per month but not entered into mass production at the end of 2014.

•	Monthly capacity was 247,500 8-inch equivalent wafers in 4Q14, which was the same as 3Q14.

Shipment and Utilization

8” equivalent wafers	4Q14	3Q14	QoQ	4Q13	YoY
Wafer shipments	660,049	668,811	-1.3%	601,602	9.7%
Utilization rate(1)	93.0%	91.9%	—	87.4%	—

Note:
(1)	Based on total equivalent wafers out divided by estimated total quarterly capacity.

Detailed Financial Analysis

Gross Profit Analysis

Amounts in US$ thousands	4Q14	3Q14	QoQ	4Q13	YoY
Cost of sales	376,554	386,704	-2.6%	398,858	-5.6%
Depreciation	110,352	108,623	1.6%	113,289	-2.6%
Other manufacturing costs	262,607	277,278	-5.3%	284,327	-7.6%
Share-based compensation	3,595	803	347.7%	1,242	189.5%
Gross profit	109,339	134,942	-19.0%	92,939	17.6%
Gross margin	22.5%	25.9%	—	18.9%	—

•	Cost of sales was $376.6 million in 4Q14, down 2.6% QoQ from $386.7 million in 3Q14.

•	Other manufacturing costs within the cost of sales decreased to $262.6 million in 4Q14, compared to $277.3 million in 3Q14.

•	Share-based compensation was $3.6 million in 4Q14, up 347.7% QoQ from $0.8 million in 3Q14. The increase was mainly due to additional stock incentives granted to employees in 4Q14.

•	Gross profit was $109.3 million in 4Q14, a decrease of 19.0% QoQ from $134.9 million in 3Q14.

•	Gross margin was 22.5% in 4Q14, down from 25.9% in 3Q14. The change was mainly due to a one-time adjustment relating to the turnkey services. Excluding the above adjustment, gross margin in 4Q14 stayed relatively flat compared to 3Q14.

Operating Expenses (Income) Analysis

Amounts in US$ thousands	4Q14	3Q14	QoQ	4Q13	YoY
Operating expenses	107,691	94,122	14.4%	84,840	26.9%
Research and development, net	53,113	54,887	-3.2%	46,256	14.8%
General and administrative	46,039	34,668	32.8%	36,610	25.8%
Selling and marketing	9,436	10,090	-6.5%	8,385	12.5%
Other operating income	(897)	(5,523)	-83.8%	(6,411)	-86.0%

•	R&D expenses decreased to $53.1 million in 4Q14, compared to $54.9 million in 3Q14. Excluding the funding of R&D contracts from the government, R&D expenses increased by $4.8 million QoQ to $65.5 million in 4Q14 due to higher R&D activities. Funding of R&D contracts from the government was $12.4 million in 4Q14, compared to $5.8 million in 3Q14.

•	General and administrative expenses increased to $46.0 million in 4Q14, up 32.8% QoQ from $34.7 million in 3Q14, mainly because of 1) the start-up costs relating to the two new fab projects – the 8-inch fab in Shenzhen and the 12-inch fab in Beijing and 2) accrued employee bonus increased in 4Q14.

•	Other operating income decreased 83.8% QoQ from $5.5 million in 3Q14 to $0.9 million in 4Q14, mainly because of lower gain realized from the disposal of part of the living quarters in 4Q14.

Other Income (expense), Net

Amounts in US$ thousands	4Q14	3Q14	QoQ	4Q13	YoY
Other income (expense), net	10,259	7,840	30.9%	7,756	32.3%
Interest income	6,403	2,968	115.7%	2,206	190.3%
Finance costs	(5,315)	(2,539)	109.3%	(5,789)	-8.2%
Foreign exchange gains or losses	1,623	6,838	-76.3%	6,228	-73.9%
Other gains or losses, net	7,235	264	2640.5%	4,607	57.0%
Share of profits of associates	313	309	1.3%	504	-37.9%

•	The change in foreign exchange gains or losses was mainly due to an appreciation of RMB against USD in 3Q14.

•	The change in other gains or losses, net was mainly caused by the lower revenue from our schools in 3Q14 due to summer vacation.

Depreciation and Amortization

Amounts in US$ thousands	4Q14	3Q14	QoQ	4Q13	YoY
Depreciation and amortization	135,245	138,889	-2.6%	138,721	-2.5%

Liquidity

Amounts in US$ thousands	4Q14	3Q14
Cash and cash equivalent	603,036	362,239
Restricted cash	238,051	159,118
Other financial assets	644,071	336,793
Trade and other receivables	456,388	490,910
Prepayment and prepaid operating expenses	40,628	43,736
Inventories	316,041	315,364
Assets classified as held-for-sale	44	578
Total current assets	2,298,259	1,708,738
Current tax liabilities	103	157
Accrued liabilities	131,114	117,956
Deferred government funding	62,609	53,563
Short-term Borrowings	162,054	376,978
Trade and other payables	794,361	531,334
Total current liabilities	1,150,241	1,079,988
Cash Ratio(1)	0.5x	0.3x
Quick Ratio(2)	1.7x	1.3x
Current Ratio(3)	2.0x	1.6x

Note:

(1)	Cash and cash equivalent divided by total current liabilities.

(2)	Current assets excluding inventories divided by total current liabilities

(3)	Total current assets divided by total current liabilities.

Capital Structure

Amounts in US$ thousands	4Q14	3Q14
Cash and cash equivalent	603,036	362,239
Restricted cash	238,051	159,118
Other financial assets	644,071	336,793
Short-term borrowings	162,054	376,978
Long-term borrowings	256,200	217,000
Convertible bonds	379,394	355,362
Corporate bonds	491,579	—
Total debt	1,289,227	949,340
Equity	3,307,722	2,944,770
Total debt to equity ratio(1)	39.0%	32.2%

Note:

(1)	Total debt divided by equity, total debt including short-term and long-term borrowings and convertible bonds.

Cash and cash equivalent increased to $603.0 million in 4Q14 from $362.2 million in 3Q14 and other financial assets increased to $644.1 million in 4Q14 from $336.8 million in 3Q14, primarily because of the net proceeds received from the issuance of corporate bonds and capital contribution from the other shareholders of SMNC in 4Q14.

Cash Flow

Amounts in US$ thousands	4Q14	3Q14
Net cash from operating activities	195,218	134,210
Net cash used in investing activities	(644,783)	(144,006)
Net cash from (used in) financing activities	690,163	(202,312)
Effect of exchange rate changes	199	1,015
Net change in cash and cash equivalent	240,797	(211,093)

Capex Summary

■ Capital expenditures for 4Q14 were $481.9 million.
■ The 2014 capital expenditures were $958.5 million for foundry operations and $55.9 million for non-foundry operations.
■ The planned 2015 capital expenditures for foundry operations are approximately $1.4 billion, which are mainly for 1) the expansion of capacity in SMNC’s 12-inch fab and the new 8-inch fab in Shenzhen and 2)
research and development equipment, mask shops and intellectual property acquisition.

■ The planned 2015 capital expenditures for non-foundry
operations, mainly for the construction of living quarters, are approximately
$100 million. The Company plans to rent out or sell these living quarter units to employees in the future.

Recent Highlights and Announcements

• Notification of Board Meeting (2015-01-19)
• List of Directors and Their Roles and Functions (2015-01-09)
• Resignation of Non-executive Director and Authorised Representative and Cessation of Office of an Alternate Director (2015-01-09)
• MEMSensing Launches the World’s Smallest Commercial 3-Axis Accelerometer MSA330 with SMIC (2015-01-05)
• Voluntary Announcement — Update on the Proposed Acquisition (2014-12-31)
• Inside Information Announcement — Co-investment Agreement and Investment Exit Agreement in Relation to Proposed Acquisition (2014-12-22)
• SMIC Successfully Produces Qualcomm Snapdragon 410 processor in 28nm Process (2014-12-18)
• SMIC’s Shenzhen Fab Goes into Operation — The first 8-inch wafer production line in Southern China (2014-12-16)
• Overseas Regulatory Announcement (2014-12-09)
• Grant of Options (2014-11-18)
• SMIC Reports Unaudited Results for the Three Months Ended September 30, 2014 (2014-11-05)
• Poll Results of Extraordinary General Meeting Held on 5 November 2014 (2014-11-05)
• SMIC and ASML sign a Volume Purchase Agreement worth 450 million Euros (2014-10-27)
• SMIC and Maxscend Collaborate on 55nm RF IP Platform (2014-10-23)
• Notification of Board Meeting (2014-10-21)
• Circulars — Notification Letter and Request Form to Non-registered Shareholders (2014-10-17)
• Circulars — Notification Letter to Registered Shareholders (2014-10-17)
• Closure of Register of Members (2014-10-17)
• Notice of Extraordinary General Meeting(2014-10-17)
• Proxy Forms — Form of Proxy for Use at the Extraordinary General Meeting to be Held on 5 November 2014(2014-10-17)
• Circulars — Non-exempt Connected Transactions (1) Pre-emptive Subscriptions by Datang and
Country Hill (2) Proposed Pre-emptive Specific Mandates (3) Datang Supplemental Agreement (4)
Notice of Extraordinary General Meeting (2014-10-17)

• Overseas Regulatory Announcement (2014-10-08)
• Completion of the Issue of US$500 Million 4.125% Bonds Due 2019 (2014-10-07)

Please visit SMIC’s website at http://www.smics.com/eng/press/press_releases.php and
http://www.smics.com/eng/investors/ir_filings.php
for further details regarding the recent announcements.

For the three months ended
	December 31, 2014	September 30, 2014
	(Unaudited)	(Unaudited)
Revenue	485,893	521,646
Cost of sales	(376,554)	(386,704)

Gross profit	109,339	134,942

Research and development expenses, net	(53,113)	(54,887)
General and administration expenses	(46,039)	(34,668)
Sales and marketing expenses	(9,436)	(10,090)
Other operating income	897	5,523
Operating expenses	(107,691)	(94,122)
Profit from operation	1,648	40,820
Other income (expense), net	10,259	7,840
Profit before tax	11,907	48,660
Income tax (expense) benefit	(10,446)	18

Profit for the period	1,461	48,678

Other comprehensive income
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	309	1,320

Total comprehensive income for the period	1,770	49,998

Profit for the period attributable to:
Owners of the Company	28,387	47,520
Non-controlling interests	(26,926)	1,158

	1,461	48,678

Total comprehensive income for the period attributable to:
Owners of the Company	28,696	48,840
Non-controlling interests	(26,926)	1,158

	1,770	49,998

Earnings per share attributable to Semiconductor Manufacturing International Corporation ordinary shareholders
Basic	0.00	0.00
Diluted	0.00	0.00
Earnings per ADS attributable to Semiconductor Manufacturing International Corporation ordinary ADS holders
Basic	0.04	0.07
Diluted	0.04	0.07
Shares used in calculating basic earnings per share	35,448,776,011	34,845,676,270
Shares used in calculating diluted earnings per share	36,701,481,913	38,903,905,534

Reconciliations of Non-GAAP Financial Measures
to Comparable GAAP Measures(1)
Non-GAAP operating expenses	(113,212)	(98,266)

Note:

(1)	Non-GAAP operating expenses are defined as operating expenses adjusted to exclude the effect of employee bonus accrual, government funding and gain from the disposal of living quarters. SMIC reviews non-GAAP operating expenses together with operating expenses to understand, manage and evaluate its business and make financial and operational decisions. The Company also believes it is useful supplemental information for investors and analysts to assess its operating performance. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact our net profit for the period. In addition, because non-GAAP financial measures are not calculated in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider the non-GAAP operating expenses in isolation from or as an alternative to operating expenses prepared in accordance with IFRS.

The following table sets forth the reconciliation of the non-GAAP operating expenses to its most directly comparable financial measure presented in accordance with IFRS, for the periods indicated.

	For the three months ended
	December 31, 2014	September 30, 2014	December 31, 2013
	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	(107,691)	(94,122)	(84,840)
Employee bonus accrual	9,925	7,336	5,079
Government funding	(12,721)	(6,608)	(5,688)
Gain from the disposal of living quarters	(2,725)	(4,872)	(1,012)

Non-GAAP operating expenses	(113,212)	(98,266)	(86,461)

As of
	December 31, 2014	September 30, 2014
	(Unaudited)	(Unaudited)
ASSETS
Non-current assets
Property, plant and equipment	2,995,086	2,646,870
Prepaid land use right	135,331	136,000
Intangible assets	207,822	210,699
Investments in associates	57,631	31,433
Deferred tax assets	44,383	44,275
Other assets	30,867	9,918

Total non-current assets	3,471,120	3,079,195

Current assets
Inventories	316,041	315,364
Prepayment and prepaid operating expenses	40,628	43,736
Trade and other receivables	456,388	490,910
Other financial assets	644,071	336,793
Restricted cash	238,051	159,118
Cash and cash equivalent	603,036	362,239

	2,298,215	1,708,160
Assets classified as held-for-sale	44	578

Total current assets	2,298,259	1,708,738

TOTAL ASSETS	5,769,379	4,787,933

EQUITY AND LIABILITIES
Capital and reserves
Ordinary shares, $0.0004 par value, 50,000,000,000 shares authorized, 35,856,096,167 and 34,883,181,261 shares issued and outstanding at December 31, 2014 and September 30, 2014, respectively	14,342	13,953
Share premium	4,376,630	4,301,268
Reserves	98,333	88,954
Accumulated deficit	(1,540,890)	(1,569,277)

Equity attributable to owners of the Company	2,948,415	2,834,898
Non-controlling interests	359,307	109,872

Total equity	3,307,722	2,944,770

Non-current liabilities
Borrowings	256,200	217,000
Convertible bonds	379,394	355,362
Bonds payable	491,579	—
Deferred tax liabilities	69	122
Deferred government funding	184,174	190,691
Total non-current liabilities	1,311,416	763,175

Current liabilities
Trade and other payables	794,361	531,334
Borrowings	162,054	376,978
Deferred government funding	62,609	53,563
Accrued liabilities	131,114	117,956
Current tax liabilities	103	157
Total current liabilities	1,150,241	1,079,988

Total liabilities	2,461,657	1,843,163

TOTAL EQUITY AND LIABILITIES	5,769,379	4,787,933

	For the three months ended
	December 31, 2014	September 30, 2014
	(Unaudited)	(Unaudited)
Cash flow from operating activities
Profit for the period	1,461	48,678
Depreciation and amortization	135,245	138,889
Share of profits of associates	(313)	(309)
Changes in working capital and others	58,825	(53,048)

Net cash from operating activities	195,218	134,210

Cash flow from investing activities:
Payments for property, plant and equipment	(213,571)	(212,317)
Payments for intangible assets	(23,291)	(14,682)
Proceeds from disposal of property, plant and equipment	27,383	9,526
Changes in restricted cash relating to investing activities	(89,298)	54,418
Payments to acquire financial assets	(852,848)	(434,075)
Proceeds on sale of financial assets	554,208	455,712
Net cash outflow from deconsolidation of subsidiaries	(936)	—
Payment to acquire long-term investment	(46,430)	(2,588)
Net cash used in investing activities	(644,783)	(144,006)

Cash flow from financing activities:
Proceeds from borrowings	129,442	96,314
Repayment of borrowings	(305,166)	(302,124)
Proceeds from issuance of ordinary shares	72,576	—
Proceeds from issuance of convertible bonds	22,533	—
Proceeds from issuance of corporate bonds	492,315	—
Proceeds from exercise of employee stock options	1,937	3,498
Proceeds from non-controlling interest — capital contribution	276,526	—
Net cash from (used in) financing activities	690,163	(202,312)

Effects of exchange rate changes on the balance of cash held in foreign currencies	199	1,015

Net increase (decrease) in cash and cash equivalent	240,797	(211,093)
Cash and cash equivalent, beginning of period	362,239	573,332
Cash and cash equivalent, end of period	603,036	362,239

As at the date of this announcement, the directors of the Company are:

Executive Directors
Zhang Wenyi (Chairman)
Tzu-Yin Chiu (Chief Executive Officer)
Gao Yonggang (Chief Financial Officer)

Non-executive Directors
Chen Shanzhi (Li Yong Hua as his Alternate)
Zhou Jie

Independent Non-executive Directors
William Tudor Brown
Sean Maloney
Frank Meng
Lip-Bu Tan
Carmen I-Hua Chang

By order of the Board
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
February 9, 2015

• For identification purposes only